UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
                                                              TWENTY-SIXTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiary, Horizon Energy Development, Inc. (“Horizon”) in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the period ended December 31, 2001 is herein provided:

         1a)  Horizon's balance sheet at December 31, 2001 is attached as
              Exhibit 1.

         1b)  National's balance sheet at December 31, 2001 is included in
              National's  Form 10-Q for the year ended  December  31, 2001 which was  filed  with  the  Commission  on  February  14,  2002  and is incorporated herein by reference.

         2a)  Horizon's income statement for the quarter ended December 31, 2001 is attached as Exhibit 2.

         2b)  National's income statement for the fiscal year ended December 31,
              2001 is  included  in  National's  Form  10-Q for the  year  ended
              December 31, 2001, which was filed with the Commission on February
              14, 2002 and is incorporated herein by reference.

         3)   Recourse and non-recourse debt securities issued to third parties by  Intermediate  Companies  during the quarter ended December 31,
              2001. None.

         4)   A general description of the activities of the Applicants for the quarter ended December 31, 2001, and of the projects in which they or their subsidiary companies have an ownership interest:

              The Project  Activities  (as such term is defined in the aforesaid that  National  and Horizon,  and  subsidiaries  of Horizon,  were engaged in pursuant to File No. 70-8649,  as of December 31, 2001, are as follows:

              Horizon,  through its wholly owned indirect subsidiaries,  Horizon
              Energy  Holdings,  Inc.  and  Horizon  Energy  Development,  B. V.
              ("HEDBV"),  continues to own 100% of the capital  stock of Horizon
              Energy  Development  s.r.o.  ("HED").  During  the  quarter  Power
              Development  s.r.o.  ("PD"),  another  100% owned  subsidiary  was finally  liquidated.  PD had owned  100% of the  capital  stock of
              Telplarna  Kromeriz a.s. ("TK"),  however,  100% of such ownership was transferred to HEDBV as part of the ongoing liquidation of PD.
              PD was removed from the commercial  register of the Czech Republic effective  as of  November  22,  2001.  As a result,  it no longer exists and will no longer be referred to in future reports.

              The only material asset of TK is its district heating system which sells steam heat to its  residential  and commercial  customers in the city of Kromeriz,  Czech Republic.  TK had been  investigating ways to convert  the  existing  steam  plant  into a  cogeneration facility,  or  otherwise  to  generate  electricity  at the  site.
              However,  it became  apparent that the economic  conditions in the area could not warrant a continued  economically viable operation.
              During the quarter HEDBV began the process of liquidating  TK. The liquidator  is  in  the  process  of  terminating  operations  and disposing assets.

              HEDBV  continues  to  engage  in  power  development  and  related activities in the Czech Republic and eastern Europe.

              As of December 31, 2001, HEDBV also owned approximately 86% of the capital stock of United Energy,  a.s.  (“UE”),  formerly
              known as Prvni Severozapadni Teplarenska, a.s. (“PSZT”).
              As previously  reported,  PSZT was the surviving  entity resulting
              from  the   merger  of  PSZT  and   Severoceske   Teplarny,   a.s.
              (“SCT”).  Both  PSZT  and  SCT,  directly,  and  through
              subsidiaries  produced  heat and power.  UE  continues to carry on those  operations and distribute heat and sells power at wholesale in the northern part of the Czech Republic.

              HEDBV,  as a shareholder  of SCT, had received  dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT (now
              UE),  has  received,  and  expects  to  receive,  in  the  future, dividends from its investment in UE shares.

              During the quarter,  Horizon also carried on Project Activities in
              Italy and Bulgaria,  but owns no assets in those countries at this time.

              The  aggregate  investment  of National  and its  subsidiaries  in electric  wholesale  generators and foreign utility companies does not exceed the limits set forth in the Commission’s Rule 53.

         5)   Information on intercompany service transactions (including those provided  at  cost  and  at  market  rates)  involving  affiliated
              Intermediate  Companies  during the  quarter  ended  December  31,
              2001:

              Neither Horizon nor National engaged in any  intercompany  service transactions with affiliated Intermediate Companies.

February 27, 2002                       NATIONAL FUEL GAS COMPANY

                                        By:  /s/ P. C. Ackerman
                                           ------------------------------------
                                             P. C. Ackerman
                                             President

                                        HORIZON ENERGY DEVELOPMENT,
                                        INC.

                                        By:  /s/ R. J. Tanski
                                           ------------------------------------
                                             R. J. Tanski
                                             Secretary and Treasurer